

INVEST IN **KRAM NUTRITION**

The protein-packed, premium PB&J made better for you & the planet

LEAD INVESTOR

Teri Lee

We have watched KRAM grow from an idea to where it is today. Their emphasis on creating a convenient, yet nutrient-dense food is in line with our desire to fuel our active bodies with quality ingredients. We wholeheartedly back this team and their delicious sandwiches. We have watched Austin and Ruth pour their hearts and souls into this startup and we know how passionate they are about providing a healthy version of an American staple (who doesn't love a good PB&J?). We have shared our love for KRAM with family and friends and those who have tried the "reinvented PB&J", love it like we do (many becoming loyal customers).

Invested $10,000 this round

Learn about Lead Investors

Highlights

1. ✅ Sold in Sprouts, Central Market, and Erewhon

2. 💪 Partnership with UFC Fighter Michael Chandler; 1.7M+ followers across social platforms

2. 💪 Partnership with UFC Fighter Michael Chandler; 1.7M+ followers across social platforms

3. 💸 $50M Serviceable Obtainable Market; Natural and Conventional Grocery crossover product

4. 🤝 Strategic partnership with KeHe - a top distributor specializing in natural & organic brands

5. 🌎 A portion of our profits are donated to support farmers in their transition to regenerative agriculture

6. 📈 Driving sales with top Food/Bev broker, NDSM - grew Muscle Milk, Marie Callenders, Clif Bar, etc

7. 🥜 Made in-house - Kram controls production costs and schedules

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Our Team



Ruth Moretton CEO

Co-Founder. Certified Holistic Nutritionist AFPA. Certified Functional Nutrition Counselor CFNC - Functional Nutrition Alliance. Risk Management background. Lifelong athlete.

Kram was born out of our family passion for health, wellness, and wanting to be an active part of changing the food system with education and healthy food.



Austin Fortier COO

Co-Founder. 10 years experience in the food industry. Trained at a Michelin Star restaurant. Studied nutrition at Sonoma State. Young entrepreneur.

Kram is reinventing the lunch box legend to be more sustainable, protein-packed, and functional than ever.


The PB&J Reinvented
THE OG PB&J
LOW

The OG PB&J 🙌

Our Story: Functional Food Made By Family

Kram was born out of our family's passion for health, wellness, and wanting to play a part in changing the food system with education and healthy food.

As an active mother and son, we saw a lack of innovation and healthy ingredients in grab-and-go foods meant for athletes and active lifestyles. These foods were not designed to fuel our bodies properly and have a negative impact on our health and environment.

We've spoken to athletes and families with active lifestyles who were more health conscious than ever before, and just as excited as us about eating to fuel our bodies and performance daily. Our founding vision is to reinvent classic, beloved food that is more sustainable and health-conscious.

The PB&J felt like a natural place to start: a handheld food that is both a staple and a favorite for many households. Ours included.

When we reinvented the PB&J, we chose to use organic ingredients, support sustainable agricultural practices, and make everything in-house.

Our mission is to be a household brand that creates healthy food options. In the process, we will take active steps to preserve the health of the planet. Our products are made for all and with health and wellness as our top priority.




KRAM
KRAM

Ruth (CEO, Mom) and Austin (COO, Son)

Our Vision: No More Compromises For Busy People


the future we don't see
grab-and-go food maintaining status quo
a lot of junk.
a few options.
one place to shop.
OPEN

We saw a massive need for sustainable, nutritious, on-the-go food in the frozen section and validated it through research and data. The McKinsey study, "The State of Grocery in North America (2022)" affirmed how our PB&J's checked all the major boxes of current demands in grocery. All signs pointed to busy, active people wanting healthier foods and diverse options on the go.

the future we do see

a new way to eat the things we love

① **increased emphasis on sustainability**
- natural foods are no longer a niche group - they're a mainstream staple.
- consumers are voting with their feet in stores & their clicks online.

② **new, innovative value propositions to customers**
- massive boom in demand for unique frozen & individually packaged foods.
- stores and consumers want more than frozen burritos and tv dinners.

③ **elevated consumer expectations for omnichannel**
- online & delivery orders increased 50% during the pandemic, with another expected large rise in the coming years.

Source: McKinsey

How We Reinvented The PB&J

Our PB&J's are optimized for athletes, busy families, and healthy living.

🍞 We use sprouted & fermented bread to reduce gluten and other compounds that may be hard on the gut.

🥜 The house-made colostrum peanut butter is jam-packed with protein to keep us going.

🍇 Our all-fruit jelly has absolutely no added sugar.

➕ Plus, we added a mineral complex because we all need more minerals in our lives 🙌


the lineup
tastes like childhood. feels like adulthood.
The PB&J Reinvented
KRAM
THE OG PB&J
high protein
natural sweeteners
no palm oil
The PB&J Reinvented
KRAM
THE BEAST PB&J



"the OG"

- strawberry or blackberry pb&j
- organic sprouted + fermented whole wheat bread

no cane sugar

no synthetic preservatives

organic peanuts

all-fruit jelly





"the beast"

- whey protein & colostrum peanut butter & strawberry or blackberry jelly
- organic sprouted + fermented whole wheat bread

We Found A Proven Market With Only Two Competitors


market opportunity
$3.9b tam
$500m sam
$50m som
united states frozen natural snack foods market
conventional and natural foods market, as a percent of industry leader "uncrustables" sales
10% of sam, with the goal of being in 5,000 natural grocery stores, convenience stores, conventional grocery, online marketplaces, and other eCommerce by year 5

How Does Kram Stack Up?


players in the space
pros: inexpensive, well known
cons: not nutritious, small size
pros: largest size, most nutritious, premium
cons: newer brand
pros: quality branding + marketing
cons: mid-size, mid-price, newer brand
smuckers
kram
chubby snacks
protein
6G
18G
8G

size	58G	74G	68G
functional food	✗	✓	✗
organic	✗	✓	✗
pricing	$0.77/unit	$2.50-$6.00/unit	$2.50-$3.75/unit

We're bigger, we're healthier, and we're the premium product in the space. There's plenty of opportunity for all three to-go PB&J products to grow through diverse verticals.

The Business Model Overtaking A New Vertical For PB&Js



our facility
online sales
KRAM
amazon
D2C
+
eCom
parents
athletes
travelers
our facility
B2B
distribution
KeHE
current and new
retail partners
our facility
B2B2C
retail partners
EREWHON
SPROUTS
FARMERS MARKET
Central Market
parents
athletes
travelers
business model
with uncrustables focused on the price-conscious market, and chubby's representing the mid-level price and value index, kram has an initial blue ocean opportunity in two key areas.
premium & health-conscious vertical
new market
in-house production
cost control
there are currently no other to-go pb&j companies occupying these spaces.

Our Traction Comes Naturally



traction
SPROUTS
FARMERS MARKET
requested rapid expansion
from 78 to 380 stores nationwide by september 2022.
KeHE
noted great stats & requested expansion
high early velocity of 2.5, with quoted velocity at 4 in 30-60 days.
will be pursuing leads with over 6,500 stores in the next year.


NDSM
became a broker for big box expansion
HEB, Sam's Club (regional), Costco (regional) immediate rollout and expansion to Walmart, Kroger, Costco (nationwide), Sam's Club (nationwide) by 2024 and then Target in 2025.
SPROUTED.
FERMENTED.
Perishable keep frozen
BLACKBERRY

At the risk of being too cheeky, we like to think our traction so far has come *naturally*. Kram products have made it into Sprouts, who started carrying our products regionally and now will be expanding to all Sprouts stores nationwide by September 2022. We're also carried by uber-popular west-coast premium product legends, Erewhon. We recently were picked up by Central Market as well. We solidified our first official distribution partner KeHE (one of the top distributors in the US) and broker partner NDSM (grew amazing food & beverage brands like Muscle Milk, Marie Callender's, Clif Bar, etc).

Our Roadmap To Your ROI


the growth plan
raising $400k
2022
500+ stores
• 380 sprouts, nationally
• 20 natural independent stores
• 2-5 hires (production, distribution)
• 2x marketing efforts
• hire broker
• 3PL addition for eCom shipments
2023
1000+ stores
• costco regional partnership
• HEB, sam's club regional, kroger regional
• independent store expansion
• thrive market partnership
• 2x marketing efforts
• organic + non-GMO certification
2024
3000+ stores
• costco national, sam's club national
• independent store expansion
• new facility
• hire sales team
• 5 additional HR, finance, production, distribution hires
2025
6000+ stores
• kroger national, publix, whole foods, target
• big box partnerships
• pursue food service vertical (colleges)
• independent, regional expansions
• 10 new hires
• transition to be purchased
& beyond

Forward-looking projections cannot be guaranteed.

In 2022,

➕ We have a guaranteed expansion to 380 Sprouts stores, nationally! (*this one is not a projection - we closed the deal!*)

➕ Started working with a 3PL facility to expedite our eCom shipments

➕ We will be in 20 natural independent stores

➕ We will hire 2-5 people in production and distribution

➕ We'll double our marketing efforts

By the end of 2023...

😎 We'll roll out initial big box partnerships with Costco and Sam's Club regionally, appear in HEB and Kroger, expand our presence in independent stores, and grow our omnichannel sales with Thrive Market

😎 Get certified! Our products will formally be recognized as organic and non-GMO

By the end of 2024...

🚀 We'll go national with Costco and Sam's Club while gaining a presence in more independent stores

🚀 Kram HQ will get bigger and better - we'll expand our capacity by moving to a new facility

🚀 Hiring will be a priority! We're looking to bring on sales, HR, and finance experts while continuing to hire in production and distribution

By the end of 2025...

🙌 Our broker will secure a national rollout with Kroger, Whole Foods, Target, and Publix

🙌 Our sales team will start breaking into the collegiate food service vertical

🙌 10 new hires will be brought in to support the big box expansion and the new vertical

Forward-looking projections cannot be guaranteed.

Marketing Partnership Spotlight



"Iron" Michael Chandler, UFC Lightweight Champion

As an early believer in Kram, Michael Chandler joined us in late 2021. In UFC, on-the-go nutrition packed with protein is a necessity. Athletes know how to put their bodies first.

Michael helps evangelize the Kram brand to the athlete vertical. We've also gained key connections to the UFC Performance Institute and many of our current influencers through his partnership. Michael currently has 1.7M+ followers across social platforms that Kram is able to leverage through his work

followers across social platforms that Kram is able to leverage through his work with us.

Our brand partners develop social trust and rapid exposure.

We plan to continue acquiring brand partners to encourage exposure in (3) main customer verticals:

✅ Athletes

✅ Parents

✅ Travelers

We can't wait to share the exciting updates of future Kram partnerships as we continue to build out our brand partnerships and marketing programs.


let's partner together
to innovate life-friendly food.
KRAM™

Join Us!

This is only the beginning of our journey as we set out to recreate nostalgic, grab-and-go foods that are better for you & the planet.

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